October 30, 2024

Michael Seifert
Chief Executive Officer
PSQ Holdings, Inc.
250 S. Australian Avenue, Suite 1300
West Palm Beach, FL 33401

        Re: PSQ Holdings, Inc.
            Registration Statement on Form S-3
            Filed October 28, 2024
            File No. 333-282846
Dear Michael Seifert:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at 202-551-7127 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Mike Bradshaw